Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis
  March 26, 2007
Page 1

                               Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD  E.  NEILSON                    8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104
ATTORNEY  AT  LAW                                  SANDY,  UTAH  84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM

                                 March 26, 2007



Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis, Branch Chief
100 F Street, NE
Washington, D.C. 20549-7010

     Re:      Trans Energy, Inc.
              SEC File No. 0-23530
              Response to comment letter dated August 8, 2006 regarding
              Form 10-KSB/A for year ended December 31, 2005 and Form 10-QSB for quarter ended March 31, 2006

Dear Ms. Davis:

     In response to your letter dated August 8, 2006, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Trans Energy, Inc. ("Trans Energy" or the "Company"). Please be advised that in connection with this response, the Company is filing amendments to its Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006.

ACCOUNTING COMMENTS

General
-------

     1. Please provide responses to the comments in our letter dated April 26, 2006.
     ---------------------------------------------------------------------------

     Please find attached hereto as Attachment "A", the responses to your letter dated April 26, 2006.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
---------------------------------------------------------

Description of Business, page 3
-------------------------------

History, page 3
---------------

     2. We note that you declared a reverse split on January 28, 2005. Please tell us how you reflected this split in the number of shares of common stock in your Consolidated Statements of Stockholders' Equity.
     ---------------------------------------------------------------------------

     The reverse stock split was reflected on a retroactive basis in the Company's Consolidated Statements of Stockholders' Equity.

Sale of Cobbam Assets, page 3
-----------------------------

     3. We note from your disclosure that you finalized the sale of certain assets to Texas Energy Trust Company and its trustee, George Hillyer on September 1, 2005. Please expand your footnote disclosure to include the information required by paragraph 57 of SFAS 144 for long-lived assets either sold or classified as held for sale during the period covered by the financial statements presented. Additionally, please provide us with the journal entries you recorded to account for this sale.
     ---------------------------------------------------------------------------

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis
March 26, 2007
Page 2

     We assume that you are referring to paragraph 47, not 57 of SFAS 144. The journal entry to record the sale is as follows:

         Loan payable - BB&T                          $    75,407.60
         Note payables   -Ford Motor Credit                17,820.09
         Asset retirement obligation                      780,329.78
              Bonds                                                    $     50,159.08
              Oil & gas properties                                        1,124,520.12
         Accumulated depletion                             52,195.37
              Vehicles                                                       23,367.76
              Other equipment                                               224,172.31
         Accumulated depreciation                          30,280.20
         Loss on sale                                     179,719.23
         Treasury stock                                   286,467.00

     The requested disclosure from paragraphs 47b and 47d of SFAS 144 has been added to Note 2 to the financial statements. Please note that 47a does not apply and 47c is already included in Note 10.

Control and Procedures, page 21
-------------------------------

     4. We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In future filings, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level. Please represent that you will comply with this comment in future filings or otherwise advise.
     ---------------------------------------------------------------------------

     The Company confirms that its disclosure controls and procedures are effective at the reasonable assurance level. The Company also represents that in future filings it will revise its conclusion as to effectiveness of its disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level.

     5. You state that there were no "significant changes" in your internal control over financial reporting and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However,
     Item 308(c) of Regulation S-B requires that you disclose any change in "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2006. Please note that you previously agreed to comply with prior comment number one in our letter dated December 29, 2005, beginning with your December 31, 2005 Form 10-KSB.
     ---------------------------------------------------------------------------

     We have revised the wording regarding the Company's internal controls to comply with regulations and rules of the Securities and Exchange Commission.

Amended Form 10-KSB, page 21
----------------------------

     6. We note your statement that "Subsequent to the filing of our 10-KSB for the year ended December 31, 2005 errors in the elimination entries for the inter-company accounts with our discontinued subsidiary Arvilla were discovered. The 10-KSB has been amended to properly reflect the elimination the inter-company transactions with Arvilla." As a result of the error in your previously issued financial statements, you are required to comply with Rule 3-03(c) of Regulation S-X and paragraph 25 of SFAS 154. Additionally, please refer to this information as restated. Please revise your presentation accordingly.
     ---------------------------------------------------------------------------

     We have marked the financial statements as restated as required. The footnote disclosure was already provided in Note 14 to the financial statements.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis
March 26, 2007
Page 3

     7. With respect to the Independent Auditors' Report, please ensure that the report includes an explanatory paragraph concerning the restatement, as required by AU 420.12 and paragraph 2 of AS 1.
     ---------------------------------------------------------------------------

     Our independent auditors have added an explanatory paragraph to their audit report for the year ended December 31, 2005 as requested.

Financial Statements
--------------------

Consolidated Statements of Cash Flows, page F-8
-----------------------------------------------

     8. We note that you deduct $176,037 from net loss for the fiscal year ended December 31, 2005 for the Loss on disposition of assets. Please tell us why this amount would not be added to the total net loss of $(1,050,119) as it represents a non-cash deduction from your net loss reported on an accrual basis.
     ---------------------------------------------------------------------------

     There was an error made in computing the non cash portion of the discontinued operations. This error was corrected and the $176,037 is now shown as an addition to the net loss for December 31, 2005.

Note 1 - Summary of Significant Accounting Policies, page F-10
--------------------------------------------------------------

General
-------

     9. We note that you did not include the revenue recognition policy you provided in response to prior comment number three in our letter dated December 29, 2006. Please amend your filing to include the previously requested disclosure. In this regard, see your response to prior comment number three in your letter dated March 30, 2006.
     ---------------------------------------------------------------------------

     The revenue recognition policies have been added as Note 1(l).

Note 13 - Discontinued Operations, page F-23
--------------------------------------------

     10. We note that you present your results for the discontinued operations as a net loss of $(20,343) within this footnote and a net gain of $20,343 on your Consolidated Statement of Operations on page F-6. Please revise the applicable presentation as appropriate.
     ---------------------------------------------------------------------------

     In both cases the results of discontinued operations was a net gain of $20,343. However the caption in Note 13 was incorrect. We have corrected the caption to read "gain".

     11. Please reconcile the amount shown within this footnote for total liabilities of $4,956,151 with amount shown on your Consolidated Balance Sheet of $4,772,812.
     ---------------------------------------------------------------------------

     The accounts payable and accrued expense number was incorrect. Note 13 has been revised to reflect accounts payable and accrued expenses for discontinued operations of $642,495.

Note 14 - Restated Financial Statements, page F-24
--------------------------------------------------

     12. We note that your Independent Auditors' Report does not make reference to the restatement identified within this footnote. As previously requested in prior comment number four in our letter dated April 26, 2006, please request that your independent auditors add an explanatory paragraph to their report to highlight this restatement in accordance with AU Section
     420.12 and paragraph 2 of AS 1.
     ---------------------------------------------------------------------------

     Our independent auditors have added an explanatory paragraph to their audit report for the year ended December 31, 2005 as requested.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis
March 26, 2007
Page 4

Exhibits 31.1 and 31.2
----------------------

     13. We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification.Please refer to FAQ 11 within the Division of Corpora-tion Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions, located at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and
     Item  601(b)(31)  of  Regulation  S-B for the  exact  text of the  required
     Section 302 certification, and amend your exhibits as appropriate. This comment also applies to the certifications attached to your Form 10-QSB for the quarter ended March 31, 2006.
     ---------------------------------------------------------------------------

     We have revised the wording in managements' certifications to comply with regulations and rules of the Securities and Exchange Commission.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006
-------------------------------------------------------

Consolidated Statements of Cash Flows, page 6
---------------------------------------------

     14. We note that you present Discontinued operations as an operating cash flow. Please note that SFAS 95 does not support presenting operating, investing, and financing cash flows from discontinued operations all within the operating cash flows category. Therefore, please revise your presentation as appropriate. For guidance, please visit our website at the following address for Joel Levine's Remarks before the 2005 Thirty-Third AICPA National Conference on Current SEC and PCAOB Development under the heading Cash Flow Statements.

                 http://www.sec.gov/news/speech/spch120605jl.htm
     ---------------------------------------------------------------------------

     We have revised the  Statement of Cash Flows to separate the  components of
discontinued   operations   between  the  operating,   investing  and  financing
activities.

     15. In addition, please reconcile the amount presented as Discontinued operations of $1,430,606 with that presented on your Consolidated Statements of Operations and Other Comprehensive Loss on page 4.
     ---------------------------------------------------------------------------

     Because the Statement of Cash Flows has the separated components of operating, investing and financing activities, the total Discontinued operations numbers reconcile to the Statement of Operations as follows:

         Operating Activities                    $ 1,514,404
         Investing Activities                        (73,897)
         Financing Activities                        (43,695)
         Treasury Stock                              469,270

         Total                                   $ 1,866,082
                                                 ===========

Note 5 - Significant Events, page 10
------------------------------------

Sale of Arvilla
---------------

     16. We note from your disclosure that you finalized the sale of your well servicing and maintenance business on March 31, 2006. Please expand your footnote disclosures to include the information required by paragraph 57 of SFAS 144 for long-lived assets either sold or classified as held for sale during the period covered by the financial statements presented. Additionally, please provide us with the journal entries you recorded to account for this sale.
     ---------------------------------------------------------------------------

     We have added additional disclosure to Note 5 to present all of the information required by paragraph 47 of SFAS 144. The journal entry to record the sale is as follows:

         Treasury stock                              $   469,269.90
         Loss on discontinued operations               1,866,082.33
                                                     --------------
              Net assets of Arvilla                  $ 2,335,352.23

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis
March 26, 2007
Page 5

Engineering Comments
--------------------

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
---------------------------------------------------------

     17. We note your statement "These estimates are bases (sic) primarily on the reports of Robert L. Richards (Wyoming), Geologist and presently an officer and director of Trans Energy, and Mark B. Schumacher, PE (West Virginia)." You disclose on page F-26 that "During the years ended December 31, 2005 and 2004, the Company had reserve studies and estimates prepared on its various properties." You stated in your March 30, 2006 response, "Trans Energy has not based its proved reserve disclosure on a formal engineering report and thus, the Company does not have a report to deliver to you."

     We subsequently asked for a compilation of these company estimates with technical support in our comment letter dated April 26, 2006. We have received no response to these comments.

     Please submit to us the petroleum engineering reports you used as the basis for your 2004 and 2005 proved reserve disclosures. These should include:

         o One-line recaps for each property/lease sorted by field and by present worth within each proved reserve category with your 2004 acquisition(s) segregated from the remaining properties; also segregate the properties you sold in 2005:
         o Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;
         o Individual income forecasts for each of your five largest properties on a net equivalent reserve basis;
         o Narratives and engineering exhibit (e.g. maps, performance plots, volumetric calculations) for each of these five largest properties.
     ---------------------------------------------------------------------------

     Please be informed that we are delivering separately the requested reserve reports, reconciliation of production, and maps of properties in the format you requested. We are currently having a formal reserve report prepared by Schlumberger and will gladly provide that to you also when it becomes available.

S.F.A.S. 69 Supplemental Disclosures (Continued), page F-26
-----------------------------------------------------------

     18. Please amend your document to disclose the details of your proved reserves for two years as required by SFAS 69, paragraph 7 (i.e. "complete sets").
     ---------------------------------------------------------------------------

     Reserve Quantity Information has been revised to present the details for 2004 in addition to the details already provided for 2005.

     19. We note your disclosure of the revisions and sales of minerals in place. SFAS 69, paragraph 11 requires that such changes shall be shown separately with appropriate explanation of significant changes. Please amend your document to comply with this requirement.
     ---------------------------------------------------------------------------

     Additional disclosure has been added to the last paragraph of page F-26 to separately disclose and explain the significant changes in estimates of reserves and sales of minerals in place.



Closing Comments
----------------

     In response to your comment, we are attaching to this letter as Attachment No. 2 a written statement by the Company acknowledging those items set forth in your letter.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Jill S. Davis
March 26, 2007
Page 6

     Future correspondences concerning this response should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                             Sincerely,

                             /s/ Leonard E. Neilson
                             ----------------------
                             Leonard E. Neilson
:ae
CC:  Trans Energy, Inc.



                                                               Attachment No. 1

Form 10-KSB for the Fiscal Year Ended December 31, 2004
-------------------------------------------------------

General
-------

     1. We note that you have not filed your Form 10-KSB for the fiscal year ended December 31, 2005. We wish to remind you of your obligation to file your annual report within 90 days after the end of the fiscal year covered by the report. Please refer to General Instruction A to Form 10-KSB.
     ---------------------------------------------------------------------------

     The Company's Form 10-KSB for the year ended December 31, 2005 was filed on May 22, 2006. We acknowledge our responsibility to complete our filings on a timely basis. To that end we have implemented procedures to accomplish this goal. Most importantly we have hired a qualified controller.

     2. Note that a letter dated April 24, 2006 was sent to you from Leslie A. Overton, Associate Chief Accountant, in response to your March 30, 2006 reply to our prior comment 11 regarding financial statements covering the acquisition of Arvilla, Inc.
     ---------------------------------------------------------------------------

     We acknowledge the letter from Leslie A. Overton dated April 24, 2006 and we understand the ramifications of the letter.

     3. We are currently considering your request in response to prior comments 1,2,3,8 and 9. However, in order to consider your request for future revision of the Form 10-K, please provide the proposed modifications in response to prior comment 7.
     ---------------------------------------------------------------------------

     Please refer to the revised wording of the certification forms as attached to our recently filed Forms 10-KSB for the year ended December 31, 2005 and 10-QSB for the quarter ended March 31, 2006.

Report of Independent Registered Public Accounting Firm, page F-3
-----------------------------------------------------------------

     4. We reviewed your response to prior comment 6 and we note that the reduction of the penalties was treated as a correction of an error and the financial statements were restated accordingly. Please request your independent auditors to add and explanatory paragraph to their report to highlight this restatement. Refer to AU Section 420.12.
     ---------------------------------------------------------------------------

     Our independent auditors have added an explanatory paragraph to their audit report for the year ended December 31, 2004 as requested.

c. Accounting Method, page F-10
-------------------------------

     5. We note your response to prior comment 4 that the three-dimensional seismic surveys were performed in advance of your acquisition. We also note that no related costs have been incurred since inception nor are there any anticipated in the near future. Based on your response, it is still unclear how you accounted for your purchase during March 1998 of interests in approximately seventy-three miles of three-dimensional seismic data.
     ---------------------------------------------------------------------------

     None of the purchase price for the properties covered in the seventy-three miles of three-dimensional seismic data was allocated to the data itself. The entire purchase price was allocated to the properties because the fair value of the properties exceeded the cost.

Form 10-QSB for the Quarter Ended March 31, 2005
------------------------------------------------

Note 5 - Significant Events, page 11
------------------------------------

     6. We reviewed your response to prior comment 9 and it does not appear that enough information has been provided for us to be in a position to agree you're your conclusions. We, therefore, reissue comment 9. In your response, address the facts and circumstances identified in paragraph 17 of SFAS 141 that you considered to conclude that it was appropriate to account for the acquisition of Arvilla, Inc. as a purchase pursuant to SFAS 141. Support your position that your retained management and operating control through your management and the composition of the board of directors. In this regard, we note that Clarence E. Smith and Rebecca L. Smith both became directors of Trans Energy immediately following the acquisition and Clarence E. Smith became your new Chief Executive Officer approximately one month following the acquisition. We may have further comments.
     ---------------------------------------------------------------------------

     The correctness of our position, that we maintained control of the management and operations of the Company after the acquisition of Arvilla, is best evidenced by the circumstances of the termination of the acquisition as disclosed in the December 31, 2005 10-KSB and March 31, 2006 10-QSB. In December of 2005 the management of Trans Energy determined that the acquisition of Arvilla was not in the Company's best interest and negotiated an unwinding of the transaction. The management of Trans Energy immediately replaced Mr. and Mrs. Smith with their own people.

     Also, Mr. and Mrs. Smith while given the titles mentioned above never functioned in those roles. Those roles continued to be filled Mr. William Woodburn and Mr. Loren Bagley. The failure of the Smiths to fulfill their responsibilities in these capacities was a significant factor in the unwinding of the transaction.

     During the eleven months that Trans Energy owned Arvilla the highest level of management was maintained at its offices. This included the accounting function. The offices of Arvilla only managed its specific services under the direction of Mr. Smith. Trans Energy continued to complete business transactions that were independent of Mr. and Mrs. Smith influence.

     At the time Mr. and Mrs. Smith became members of the board of directors, Mr. William Woodburn, Mr. Loren Bagley and Mr. Robert Richards, leaving control of Trans Energy with its prior Board.

     It should also be noted that the Smiths together only owned 25.9% of the outstanding shares of Trans Energy after the acquisition of Arvilla which is substantially less than a controlling interest.

Engineering Comments
--------------------

S.F.A.S. 69 Supplemental Disclosures, page F-24
-----------------------------------------------

     7. Your  response 10 states you do not have a formal  reserve  report,  but that "Management believes that the final reserve figures are based on reliable historical and current production date and provide an accurate estimate of Company reserves." Please furnish to us a compilation of your proved reserve estimates with the specified supporting information and in the format we described in our prior comment 10. You may contact us for assistance in this or any other matter.
     ---------------------------------------------------------------------------

     Please find attached the requested information in the format requested in the attached schedule.

Closing Comments
----------------

     The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                                                Attachment No. 2

                               TRANS ENERGY, INC.
                                210 Second Street
                                  P.O. Box 393
                         St. Marys, West Virginia 26170

                                 March 26, 2007



Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

To whom it may concern:

     In connection with the response by Trans Energy, Inc. (the "Company") to that certain letter from the Securities Exchange Commission dated August 8, 2006, the Company hereby acknowledges that:

     o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition to the above, the Company is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of the Company's filing or in response to comments on the filing.

                            Sincerely,

                            Trans Energy, Inc.

                            By: /S/ JAMES K. ABCOUWER
                                ---------------------
                            Its: President